                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



    This report is being submitted as a combined filing for NiSource Inc. and
                             Columbia Energy Group.



 Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                          Page
                                                                          ----
ITEM 1.  ORGANIZATION CHART...............................................  3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS...  4

ITEM 3.  ASSOCIATE TRANSACTIONS...........................................  4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT..................................  5

ITEM 5.  OTHER INVESTMENTS................................................  5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS................................  5

EXHIBITS..................................................................  6

SIGNATURE.................................................................  6

EXHIBIT A.................................................................  7

ITEM 1. ORGANIZATION CHART

                                                                                          PERCENTAGE
                                          ENERGY OR                                        OF VOTING
                                         GAS-RELATED       DATE OF         STATE OF       SECURITIES
NAME OF REPORTING COMPANY                  COMPANY      ORGANIZATION     ORGANIZATION        HELD           NATURE OF BUSINESS
-----------------------------------------------------------------------------------------------------------------------------------
Columbia Deep Water Services             Gas-related      01/07/98         Delaware          100%       (Non-FERC
Company (Deep Water)                                                                                    jurisdictional gas pipeline
                                                                                                        development

Columbia Pipeline Corp. (CPC)*           Gas-related      10/30/98         Delaware          100%       Holding company for
                                                                                                        (non-FERC jurisdictional
                                                                                                        gas pipeline companies

Natural Gas Development                  Gas-related      10/22/96       Massachusetts       100%       Interstate pipeline

Granite State Gas Transmission           Gas-related      10/24/55       New Hampshire       100%       Interstate pipeline

EnergyUSA-TPC Corporation               Energy-related    08/10/00         Delaware          100%       Gas marketing

KGF Trading Company                     Energy-related    07/31/92          Indiana          100%       Marketing company

NiSource Pipeline Group, Inc.*           Gas-related      05/24/99          Indiana          100%       Holding company

Crossroads Pipeline Company              Gas-related      04/05/93          Indiana          100%       Interstate gas pipeline

NI Energy Services Transportation,       Gas-related      06/18/98          Indiana          100%       Interstate gas pipeline
Inc.

NI-TEX Gas Services, Inc.                Gas-related      03/30/87         Delaware          100%       Gas storage

NI-TEX, Inc.                             Gas-related      08/26/88          Indiana          100%       Intrastate gas pipeline

NiSource Energy Technologies, Inc.      Energy-related    10/27/00          Indiana          100%       Development of fuel cell
                                                                                                        technology

EnergyUSA Appalachian Corporation       Energy-related    02/19/01          Indiana          100%       Gas Marketing

NESI Power Marketing, Inc.              Energy-related    07/18/96          Indiana          100%       Gas Marketing

SunPower Corporation                    Energy-related       N/A              N/A           14.66%      Development of energy
                                                                                                        technologies

NewPower Holdings                       Energy-related    06/29/00         Delaware          0.95%      Gas Marketing

Acumentrics Corporation                 Energy-related       N/A              N/A            3.50%      Developer of Solid Oxide
                                                                                                        Fuel Cells

* Columbia Pipeline Corp. and NiSource Pipeline Group, Inc. were dissolved on November 12 and 15, 2002, respectively.

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


SECURITIES:

Company     Type of       Principal                                    Person to        Collateral      Consideration
Issuing     Security      Amount of     Issue or       Cost of       Whom Security      Given with      Received for
Security     Issued       Security       Renewal       Capital        was Issued         Security       Each Security
---------------------------------------------------------------------------------------------------------------------
None

CAPITAL CONTRIBUTIONS:

     Company                   Company
  Contributing                Receiving                    Amount of
     Capital                   Capital               Capital Contribution
----------------------------------------------------------------------------
None

ITEM 3. ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

  Reporting      Associate
   Company        Company        Types of       Direct      Indirect                 Total
  Rendering      Receiving       Services        Costs        Costs      Cost of     Amount
  Services       Services        Rendered       Charges      Charges     Capital     Billed
--------------------------------------------------------------------------------------------
None

PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES


 Associate Company           Reporting Company       Types of Services    Direct Costs    Indirect Costs    Cost of     Total Amount
 Rendering Services          Receiving Services            Rendered           Charged         Charges        Capital       Billed
------------------------------------------------------------------------------------------------------------------------------------
Columbia Gulf                                             Operation &
Transmission                      Deep Water              Maintenance                          $11,418          None        $11,418

NiSource Corporate
Services Company               Columbia Pipeline         Administrative        $18,323                          None        $18,323

NiSource Corporate
Services Company               NiSource Pipeline         Administrative       $119,315                          None       $119,315

NiSource Corporate
Services Company             NiSource Energy Tech.       Administrative       $180,104                          None       $180,104

NiSource Corporate
Services Company               Granite State Gas         Administrative       $119,315                          None       $119,315

NiSource Corporate
Services Company              Crossroads Pipeline        Administrative        $95,000                          None        $95,000

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT


($ in thousands)
------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
     Total consolidated capitalization as of September 30, 2002                         9,566,371          Line 1
     Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                 1,434,956          Line 2
     Greater of $50 million or line 2                                                   1,434,956          Line 3
     Total current aggregate investment:  (categorized by major line of energy-related business)
     Energy-related business
------------------------------------------------------------------------------------------------------------------
     Total current aggregate investment                                                     6,000          Line 4
------------------------------------------------------------------------------------------------------------------
     Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered
     holding company system (line 3 less line 4)                                        1,428,956          Line 5
------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN GAS-RELATED COMPANIES                                                      128,504
------------------------------------------------------------------------------------------------------------------


ITEM 5. OTHER INVESTMENTS

 Major Line of Energy-         Other Investment in          Other Investment in        Reason for difference
   Related Business            last U-9C-3 Report           this U-9C-3 Report          in Other Investment
--------------------------------------------------------------------------------------------------------------
         None                    $ 2,230,654,914              $2,152,381,947                     *

* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp.

* For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS


List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

                                    SIGNATURE



1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

        NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

        EXHIBIT A




Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                          NiSource Inc
                                               ---------------------------------
                                                          (Registrant)




Date:    November 25, 2002               By:           /s/ J. W. Grossman
                                               ---------------------------------
                                                       Jeffrey W. Grossman
                                                  Vice President and Controller
                                                  (Principal Accounting Officer
                                                  and Duly Authorized Officer)




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